                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   -----------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)

                                Interliant, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    458742103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                        Joe K. Suyemoto, General Counsel
                                 NaviSite, Inc.
                400 Minuteman Road, Andover, Massachusetts 01810
                                 (888) 298-8222
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 8, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ?.

                         (Continued on following pages)
                               (Page 1 of 7 Pages)




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

----------------------------------------                                       -------------------------------------
          CUSIP NO. 458742103                            13D                            Page 2 of 7 Pages
----------------------------------------                                       -------------------------------------


--------------------------------------------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         NaviSite, Inc.
         I.R.S. Identification No.:  52-2137343
--------------------------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) [X]
                                                                                                          (b) [ ]
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3.       SEC USE ONLY
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4.       SOURCE OF FUNDS

         WC
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)               [ ]
--------------------------------------------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------------------------------------------
         NUMBER OF           7.       SOLE VOTING POWER
          SHARES                          36,357,950
       BENEFICIALLY          ---------------------------------------------------------------------------------------
      OWNED BY EACH          8.       SHARED VOTING POWER
        REPORTING                         0
       PERSON WITH           ---------------------------------------------------------------------------------------
                             9.       SOLE DISPOSITIVE POWER
                                          36,357,950

                             ---------------------------------------------------------------------------------------
                             10.      SHARED DISPOSITIVE POWER
                                          0
--------------------------------------------------------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           36,357,950
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12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                               [ ]
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13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           38.7%
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14.        TYPE OF REPORTING PERSON

           CO
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

Cusip No. 458742103                                                  Page 3 of 7


ITEM 1.         Security of the Issuer.

         The Reporting Person has acquired a position in the debt of Interliant, Inc., a Delaware corporation (the "Issuer" or "Interliant"). Such debt by its terms is convertible into common stock, $0.01 par value per share (the "Common Stock"), of Interliant, at a ratio of one share for every $1.00 in principal amount. As stated in this Schedule 13D, the Reporting Person has notified the Issuer that it has renounced for a period of 1 year from the date of such notice the ability to exercise such conversion rights. As such, this filing does not constitute an admission that the Reporting Person beneficially owns equity securities of the Issuer.

         The principal executive offices of the Issuer are located at Two Manhattanville Road, Purchase, New York, New York 10577.

ITEM 2.         Identity and Background.

         This statement is being filed by NaviSite, Inc., a Delaware corporation ("NaviSite"). NaviSite is a leading provider of managed website and application hosting services for businesses who operate mission critical Internet applications. The principal executive offices are located at 400 Minuteman Road, Andover, MA 01810.

         To the best of NaviSite's knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each director and executive officer, controlling person and director and executive officer of any corporation ultimately in control of NaviSite is set forth on Schedule A hereto. During the last five years, neither NaviSite nor, to its knowledge, any party named in Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such party was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.         Source and Amount of Funds or Other Consideration.

         NaviSite acquired beneficial ownership of the shares of Common Stock by purchasing an aggregate principal amount of $36,357,950 of Issuer's 10% Convertible Senior Notes due in 2006 ("Interliant Notes") for a total consideration of approximately $1,962,980 in a privately negotiated transaction with Fir Tree Recovery Master Fund, LP and Fir Tree Value Partners, LDC, pursuant to an Assignment Agreement, dated October 11, 2002, and in a series of open market transactions from certain other third-party holders.

         The Interliant Notes were originally issued in December 2001 and by their terms at the time of issuance were convertible into shares of Interliant Common Stock at a ratio of one share for every $1.00 in principal amount of Interliant Notes. The interest on the Interliant Notes is payable semi-annually in cash or, at the option of Interliant, by the issuance of additional notes carrying the same terms as the original senior notes. The Interliant Notes mature on December 15, 2006. Pursuant to a letter dated as of October 30, 2002 delivered by NaviSite to the Issuer ("Renunciation Letter"),

Cusip No. 458742103                                                  Page 4 of 7


NaviSite irrevocably and unconditionally renounced its ability to exercise the conversion rights existing in the Interliant Notes for a period of one year from the date of the Renunciation Letter. As a result, following the delivery of the Renunciation Letter, NaviSite disclaims beneficial ownership of the shares of Common Stock underlying the Interliant Notes until such date which is 60 days prior to the date which NaviSite shall have the right to convert the Interliant Notes into such underlying shares.

         The funds used by NaviSite to acquire the Interliant Notes came from its working capital. Should NaviSite convert the Interliant Notes for Common Stock, it could do so without additional expenditure of funds.

ITEM 4.         Purpose of Transactions.

         The Interliant Notes were acquired by NaviSite for purposes of investment.

         Neither NaviSite nor, to the best of its knowledge, any of the parties named in Schedule A has any current plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

         NaviSite intends to review on a continuing basis their investment in the Issuer and the Issuer's business affairs, financial position and prospects. Based on such evaluation and review, as well as the respective objectives of NaviSite and the Issuer, other business opportunities available to NaviSite, general economic and industry conditions, and other factors that NaviSite may deem relevant, NaviSite may consider from time to time various courses of action of the types described in clauses (a) through (j) of Item 4 of Schedule 13D. Such actions may include, among other things, (i) the sale of all or a portion of the Interliant Notes, (ii) subject to the restrictions in the Renunciation Letter, the whole or partial conversion of the Interliant Notes and/or any accrued but unpaid interest thereon into shares of Interliant Common Stock,
(iii) the acquisition of shares of Interliant Common Stock or other Interliant securities, including debt securities, through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise or (iv) sale of all or a portion of any shares of Interliant Common Stock that may from time to time be owned by NaviSite on the open market, in privately negotiated transactions, through a public offering or otherwise.

ITEM 5.  Interest in Securities of the Issuer.

         (a) For purposes of Rule 13d-3 of the Exchange Act, prior to the delivery of the Renunciation Letter, NaviSite may be deemed to have beneficially owned 36,357,950 shares of Common Stock (the "Shares"), representing approximately 38.7% of the outstanding shares of Common Stock of the Issuer on an as-converted basis. This percentage is based on the number of shares of Issuer's Common Stock issued and outstanding as of July 31, 2002, as reported by Issuer in its Form 10-Q for the quarterly period ended June 30, 2002, filed with the Securities and Exchange Commission on August 14, 2002.

             Except as set forth in this Item 5(a), neither NaviSite nor, to the best of its knowledge, any parties named in Schedule A hereto owns beneficially any Shares.

         (b) NaviSite has the sole power to vote and to dispose of the Common Stock which, subject to the Renunciation Letter, it could potentially acquire in the future upon a conversion of the Interliant Notes.

Cusip No. 458742103                                                  Page 5 of 7


         (c) Except as set forth in Item 4 and above in this Item 5, no transactions in the Common Stock have been effected during the past 60 days by NaviSite or, to the best of its knowledge, by any of the persons named in Schedule A.

         (d) Not Applicable.

         (e) Not Applicable.


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

       Pursuant to a Registration Rights Agreement among the initial purchasers of the Interliant Notes ("Initial Purchasers") and the Issuer, the Issuer agreed to file and use commercially reasonable efforts to keep current and effective a shelf registration statement covering Common Stock issued and issuable pursuant to the Interliant Notes.

       Pursuant to the Renunciation Letter, NaviSite irrevocably and unconditionally renounced its ability to exercise the conversion rights existing in the Interliant Notes for a period of one year from the date of the Renunciation Letter. Such renunciation does not affect the ability of NaviSite to participate in any plan of reorganization of the Issuer, which may include the possible receipt of equity interests in the Issuer as reorganized.

       Except for the transactions described above, to the best knowledge of NaviSite, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

ITEM 7.         Material to be Filed as Exhibits.

       The following documents are filed as Exhibits to this statement.

Exhibit No.       Description
-----------       -----------

1 Indenture by and between Interliant, Inc. and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 99.(D)(30) to the Registrant's Tender Offer Statement (File No. 005-56549), filed on November 9, 2001).

2                 Registration Rights Agreement by and among Interliant, Inc.
                  and the Initial Purchasers (incorporated by reference to Exhibit 99.(D)(31) to the Registrant's Tender Offer Statement (File No. 005-56549), filed on November 9, 2001).

3                 Renunciation Letter, dated October 30, 2002, of NaviSite, Inc.
                  delivered to Interliant, Inc.

4 Assignment Agreement, dated October 11, 2002, by and between Fir Tree Recovery Master Fund, LP and Fir Tree Value Partners, LDC and NaviSite, Inc.

Cusip No. 458742103                                                  Page 6 of 7


                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  Dated:  October 30, 2002

                                                  NAVISITE, INC.


                                                  By: /s/ Joe K. Suyemoto
                                                      --------------------
                                                      Joe K. Suyemoto
                                                      General Counsel

Cusip No. 458742103                                                  Page 7 of 7


                                   SCHEDULE A

Directors and Executive Officers of NaviSite, Inc.

         The following table sets forth the name, business address and present principal occupation and employment of each director and executive officer of NaviSite. Except as otherwise stated, each person is a United States citizen whose business address is NaviSite, Inc., 400 Minuteman Road, Andover, Massachusetts 01810.

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Patricia Gilligan                        President and Chief Executive Officer of NaviSite
-----------------------------------------------------------------------------------------------------------------------------
Kevin H. Lo                              Chief Financial Officer and Senior Vice President of Finance and Strategy NaviSite
-----------------------------------------------------------------------------------------------------------------------------
Robert C.B. Poon                         Vice President of Service Delivery of NaviSite
-----------------------------------------------------------------------------------------------------------------------------
Andrew Ruhan (United Kingdom)            Director of NaviSite
-----------------------------------------------------------------------------------------------------------------------------
Gabriel Ruhan (United Kingdom)           Director of NaviSite
-----------------------------------------------------------------------------------------------------------------------------
Arthur Becker                            Director of NaviSite
-----------------------------------------------------------------------------------------------------------------------------

Controlling Person

-----------------------------------------------------------------------------------------------------------------------------
ClearBlue Technologies, Inc.             Full-service provider of hosting, management, security, application and Web development for mid-sized to large enterprises and government agencies,
                                         100 First Street, Suite 2000, San Francisco, CA 94105

-----------------------------------------------------------------------------------------------------------------------------

Directors and Executive Officers of ClearBlue Technologies, Inc.

The following table sets forth the name, business address and present principal occupation and employment of each director and executive officer of ClearBlue Technologies, Inc. Except as otherwise stated, each person is a United States citizen whose business address is 100 First Street, Suite 2000,San Francisco, California 94105.

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Gabriel Ruhan (United Kingdom)           Chief Financial Officer, Treasurer, Secretary and Director
-----------------------------------------------------------------------------------------------------------------------------
Andrew Ruhan (United Kingdom)            Chief Executive Officer and Director
-----------------------------------------------------------------------------------------------------------------------------
Arthur Becker                            Vice President and Director
-----------------------------------------------------------------------------------------------------------------------------
Mark Lambourne (United Kingdom)          President and Director
-----------------------------------------------------------------------------------------------------------------------------